UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
  __________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month ended October 31, 2016

Commission File Number 0-28564
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QIAGEN N.V.
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Hulsterweg 82
5912 PL Venlo
The Netherlands
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐            No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

QIAGEN N.V.

Form 6-K

OTHER INFORMATION

On October 26, 2016, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing shareholder approval of a proposed synthetic share repurchase program to be completed in January 2017. The press release and voting results are furnished herewith as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer
Date: October 27, 2016

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated October 26, 2016
99.2	Voting Results of the 2016 Extraordinary General Meeting of Shareholders

Exhibit 99.1

QIAGEN shareholders approve return of approximately $250 million in cash to shareholders via synthetic share repurchase

Adjustment to capital structure through reduction in number of shares outstanding and direct capital repayment to shareholders expected to be completed in January 2017

Venlo, the Netherlands, October 26, 2016 - QIAGEN N.V. (NASDAQ: QGEN; Frankfurt Prime Standard: QIA) today announced that shareholders overwhelmingly approved a proposal to return approximately $250 million in cash to shareholders through a synthetic share repurchase plan that combines a direct capital repayment with a reverse stock split. The capital repayment forms part of a commitment announced in July 2016 to return $300 million to shareholders by the end of 2017.

Following the announcement of the synthetic share repurchase plan in August 2016, shareholders at an Extraordinary General Meeting of Shareholders (EGM) today approved all three proposals to amend the Company’s Articles of Association to allow for an adjustment in QIAGEN’s share capital in order to complete the related capital repayment. Similar approaches have previously been used by other large, multinational Dutch companies as an efficient way to provide returns to all shareholders, and to do so in a faster and more efficient way than through a traditional open-market share repurchase program.

The transactions are expected to be completed in early January 2017 following the expiration of a two-month creditor objection period, which is required by Dutch law and begins after filing of the EGM resolution with the Dutch Trade Register and publication in a Dutch daily newspaper. An announcement will be made about specific details and dates (including public communication of final capital repayment amount, conversion ratio and record date) following expiration of the creditor objection period.

QIAGEN intends to fund the capital repayment from existing cash reserves and expects to maintain its current non-rated, investment-grade credit profile. Further information on the share repurchase program is available at www.qiagen.com.

About QIAGEN
QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare), Applied Testing (forensics, veterinary testing and food safety), Pharma (pharma and biotech companies) and Academia (life sciences research). As of June 30, 2016, QIAGEN employed approximately 4,600 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.

Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's capitalization, the value of its shares, the amount and timing of any payment to its shareholders, the timing and effects of the proposed synthetic share repurchase and other share repurchase programs, and its corporate objectives are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, QIAGEN’s receipt of stockholder approval for the synthetic share repurchase, market conditions, including currency exchange rate fluctuations, global financial instability, industry conditions, the timing of the transactions, the price of its common shares, its ability to complete the transaction and its ability to repurchase its shares in the open-market, its investment profile and its ability to attract future financing. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

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Contacts:

QIAGEN

Investor Relations		Public Relations
John Gilardi	+49 2103 29 11711	Dr. Thomas Theuringer	+49 2103 29 11826
e-mail:ir@QIAGEN.com		e-mail:pr@QIAGEN.com

Exhibit 99.2

Voting Results of the 2016 Extraordinary General Meeting of Shareholders

QIAGEN’s 2016 Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”) was held on October 26, 2016. The following actions were taken at the Extraordinary Meeting:
Capital Repayment by means of a synthetic share repurchase:

a.
Proposal to amend the Articles of Association of the Company in accordance with the draft deed of amendment to the Articles of Association (Part I) to, amongst other things, increase the par value per common share in the share capital of the Company (each a "Share" and all issued shares in the share capital of the Company "Shares") by an amount to be determined by the Managing Board of the Company;

b.
Proposal to amend the Articles of Association of the Company in accordance with the draft deed of amendment to the Articles of Association (Part II) to, amongst other things, consolidate the Shares at a consolidation ratio to be determined by the Managing Board (the reverse stock split);

c.
Proposal to amend the Articles of Association of the Company in accordance with the draft deed of amendment to the Articles of Association (Part III) to decrease the par value per Share to an amount of EUR 0.01 and to repay approximately USD 250 million to the shareholders; and

d.
Proposal to authorise each member of the Managing Board of the Company and each lawyer and paralegal working at De Brauw Blackstone Westbroek N.V. to execute the three deeds of amendment of the Articles of Association (Part I, II and III);

were approved by a vote of 134,671,340 "for" versus 21,996 "against." There were 1,520,120 abstentions.